News Release	No. 11-201 January 27, 2011

Platinum Group Metals Appoints Project Finance Advisor

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) ("Platinum Group" or the "Company") announces the appointment of Mr. AJ Ali as the Company’s Project Finance Advisor.  Mr. Ali will advise the company and assist in structuring the overall project finance package, including bank debt, for the construction of the Western Bushveld Joint Venture (WBJV) Project 1 Platinum Mine in South Africa.

Mr. Ali is currently the Chief Financial Officer of Avanti Mining Inc. He is a Canadian Chartered Accountant with over 25 years experience in the mining industry and has been involved with over $2B (USD) in project financings for global mining projects to date. Most recently, he was the Chief Financial Officer and a Director of Centenario Copper Corporation before its acquisition by Quadra FNX Mining and Chief Financial Officer of EuroZinc Mining Corporation (2004 to 2006) before it merged with Lundin Mining.  Mr. Ali was the Chief Operating Officer and Chief Financial Officer of Resource 21 (1998 to 2003), a subsidiary of the Boeing Company, formed to produce satellite-based imaging data and information services.  Mr. Ali was the Vice-President, Finance and Chief Financial Officer of Vista Gold Corp. (1992 to 1998). Prior to the merger of Peak Gold, Metallica Resources and New Gold Inc., Mr. Ali served as the Director and the chair of the Audit Committee of Metallica Resources Inc. Mr. Ali is also a member of the Financial Executives International and the Institute of Corporate Directors. He is currently a Director of Explorator Resources Inc. and Chair of its Audit Committee.

Platinum Group is currently involved in discussions with multiple international banks in relation to debt financing for the outstanding portion of capital required to complete the Project 1 Platinum Mine.  In November of 2010, the Company completed a $143.8M (CAD) equity financing to begin mine implementation. The Company has purchased all required surface rights and is in process to establish site infrastructure.  An EPCM firm has been appointed to complete detailed designs and, with final detailed permits expected shortly, Platinum Group will start excavations for underground development.

The total capital cost of the mine construction was estimated in the Updated Feasibility Study in October 2009 at US$ 443M for a 275,000 ounce per year mine producing platinum, palladium rhodium and gold. The mine is high grade and near surface accessible by ramps.

President and CEO of Platinum Group, R. Michael Jones stated, "AJ Ali is a key addition to our team. The ability to harness his wealth of knowledge, experience and global relationships will give Platinum Group’s management team the ability to negotiate the best possible terms as we complete the overall Project Finance package. At the same time as the banking process is proceeding we will be advancing the project with our funded equity investment into underground development. All of this is happening at a very positive and pivotal time in the Platinum supply demand market".

PLATINUM GROUP METALS LTD.                                                                                                                                                             …2

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals Ltd. holds mineral property interests both in Canada and South Africa. The Company has increased its ownership of platinum resources and reserves supported by senior institutional shareholders and investment banks over its 10 year history and is listed as PLG on the NYSE AMEX and PTM on the TSX in Toronto.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.